Exhibit 99.2

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act") the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of Autolus Therapeutics plc, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto. Each of them is responsible for the timely filing of such filings and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Date: November 10, 2026

BXLS V – AUTOBAHN L.P.
By: Blackstone Life Sciences Advisors L.L.C., on its behalf

By: /s/ Alicia Novak
Name/Title: Alicia Novak, Chief Compliance Officer of Blackstone Life Sciences Advisors L.L.C.
Date: 11/10/2026

BLACKSTONE LIFE SCIENCES ASSOCIATES V (CYM) L.L.C.
By: Blackstone Life Sciences Advisors L.L.C., on its behalf

By: /s/ Alicia Novak
Name/Title: Alicia Novak, Chief Compliance Officer of Blackstone Life Sciences Advisors L.L.C.
Date: 11/10/2026

BXLS V L.L.C.

By: /s/ Alicia Novak
Name/Title: Alicia Novak, Authorized Signatory
Date: 11/10/2026

BLACKSTONE HOLDINGS II L.P.
By: Blackstone Holdings I/II GP L.L.C., its general partner

By: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 11/10/2026

BLACKSTONE HOLDINGS I/II GP L.L.C.

By: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 11/10/2026

BLACKSTONE INC.

By: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 11/10/2026

BLACKSTONE GROUP MANAGEMENT L.L.C.

By: /s/ Victoria Portnoy
Name/Title: Victoria Portnoy, Managing Director - Assistant Secretary
Date: 11/10/2026

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman
Name/Title: Stephen A. Schwarzman
Date: 11/10/2026